UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of Israel Chemicals Ltd. filed with the Israel Securities Authority and dated March 21, 2016 (Filing Number: 2016-02-009699) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Subsidiaries' Application to Join an Administrative Petition Opposing the "Lachish" Plan near the Ashdod Port in Israel

Item 1

Subsidiaries' Application to Join an Administrative Petition Opposing the "Lachish" Plan near the Ashdod Port in Israel

Further to the petition filed by the Manufacturers Association of Israel with the Be’er Sheva District Court in May 2019 (the “Petition” and "Association", respectively), on behalf of its members' operations in the Ashdod Port in Israel, including the Applicants (as hereinafter defined), against the decision to approve a plan for the construction of a residential area in proximity to the Ashdod Port and facilities thereof, the Company reports that yesterday its subsidiaries: Rotem Amfert Negev Ltd., Dead Sea Works Ltd. and Bromine Compounds Ltd. (the “Applicants”) filed an application to join the Petition (the "Application").

The Petition and Application deal with the difficulties arising from the potential co-existence of a residential neighborhood in proximity to the port and facilities thereof, which may lead, in the future, to disruption of the port's operations and to the Association's members' operations therein, and consequently cause potential damage to the Applicants businesses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: August 20, 2019